SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D
(RULE 13D - 101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

(Amendment No. )*

American Capital, Ltd.
(Name of Issuer)

Common Stock, $0.01 par value
(Title of Class of Securities)

02503Y 10 3
(CUSIP Number)

Christopher P. Davis, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
(212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 5, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott Associates, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

5,925,500

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

5,925,500

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,925,500

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.2%

14.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

6,299,500

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

6,299,500

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,299,500

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.4%

14.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International Capital Advisors Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

6,299,500

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

6,299,500

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,299,500

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.4%

14.	TYPE OF REPORTING PERSON

CO

Item 1.	Security and Issuer.

This statement relates to the shares of Common Stock, $0.01 par value (the “Common Stock”), of American Capital, Ltd. (the “Issuer”). The Issuer’s principal executive office is located at 2 Bethesda Metro Center, 14th Floor, Bethesda, Maryland 20814.

Item 2.	Identity and Background.

(a)-(c)           This statement is being filed by Elliott Associates, L.P., a Delaware limited partnership, and its wholly-owned subsidiaries (collectively, “Elliott” or “we”), Elliott International, L.P., a Cayman Islands limited partnership (“Elliott International”), and Elliott International Capital Advisors Inc., a Delaware corporation (“EICA” and collectively with Elliott and Elliott International, the “Reporting Persons”). Paul E. Singer (“Singer”), Elliott Capital Advisors, L.P., a Delaware limited partnership (“Capital Advisors”), which is controlled by Singer, and Elliott Special GP, LLC, a Delaware limited liability company (“Special GP”), which is controlled by Singer, are the general partners of Elliott.  Hambledon, Inc., a Cayman Islands corporation (“Hambledon”), which is also controlled by Singer, is the sole general partner of Elliott International. EICA is the investment manager for Elliott International.  EICA expressly disclaims equitable ownership of and pecuniary interest in any shares of Common Stock.

ELLIOTT

The business address of Elliott is 40 West 57th Street, New York, New York 10019.

The principal business of Elliott is to purchase, sell, trade and invest in securities.

SINGER

Singer's business address is 40 West 57th Street, New York, New York 10019.

Singer’s principal business is to serve as a general partner of Elliott and Capital Advisors, as the president of EICA, and as a managing member of Special GP.

CAPITAL ADVISORS

The business address of Capital Advisors is 40 West 57th Street, New York, New York 10019.

The principal business of Capital Advisors is the furnishing of investment advisory services.  Capital Advisors also serves as a managing member of Special GP.

The names, business addresses, and present principal occupation or employment of the general partners of Capital Advisors are as follows:

NAME	ADDRESS	OCCUPATION
Paul E. Singer	40 West 57th St. New York, New York 10019	General partner of Elliott and Capital Advisors; President of EICA; and a managing member of Special GP

Braxton Associates, Inc.	40 West 57th St. New York, New York 10019	The principal business of Braxton Associates, Inc. is serving as general partner of Capital Advisors

Elliott Asset Management LLC	40 West 57th St. New York, New York 10019	General Partner of Capital Advisors

The name, business address, and present principal occupation or employment of the sole director and executive officer of Braxton Associates, Inc. are as follows:

NAME	ADDRESS	OCCUPATION
Paul E. Singer	40 West 57th St. New York, New York 10019	General partner of Elliott and Capital Advisors and President of EICA

ELLIOTT SPECIAL GP, LLC

The business address of Special GP is 40 West 57th Street, New York, New York 10019.

The principal business of Special GP is serving as a general partner of Elliott.

The names, business address, and present principal occupation or employment of the managing members of Special GP are as follows:

NAME	ADDRESS	OCCUPATION
Paul E. Singer	40 West 57th St. New York, New York 10019	General partner of Elliott and Capital Advisors; President of EICA; and a managing member of Special GP

Braxton Associates, Inc.	40 West 57th St. New York, New York 10019	The principal business of Braxton Associates, Inc. is serving as general partner of Capital Advisors

Elliott Asset Management LLC	40 West 57th St. New York, New York 10019	General Partner of Capital Advisors

ELLIOTT INTERNATIONAL

The business address of Elliott International is c/o Maples & Calder, P.O. Box 309, Ugland House, South Church Street, George Town, Cayman Islands, British West Indies.

The principal business of Elliott International is to purchase, sell, trade and invest in securities.

The name, business address, and present principal occupation or employment of the general partner of Elliott International is as follows:

NAME	ADDRESS	OCCUPATION
Hambledon, Inc.	c/o Maples & Calder P.O. Box 309 Ugland House South Church Street George Town, Cayman Islands British West Indies	General partner of Elliott International

HAMBLEDON

The name, business address, and present principal occupation or employment of the sole director and executive officer of Hambledon are as follows:

NAME	ADDRESS	OCCUPATION
Paul E. Singer	40 West 57th St. New York, New York 10019	General partner of Elliott and Capital Advisors and President of EICA; and a managing member of Special GP

EICA

The business address of EICA is 40 West 57th Street New York, New York 10019.

The principal business of EICA is to act as investment manager for Elliott International.

The name, business address, and present principal occupation or employment of the sole director and executive officer of EICA is as follows:

NAME	ADDRESS	OCCUPATION
Paul E. Singer	40 West 57th St. New York, New York 10019	General partner of Elliott and Capital Advisors and President of EICA; and a managing member of Special GP

(d) and (e) During the last five years, none of the persons or entities listed above   has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Mr. Singer is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Elliott Working Capital	The aggregate purchase price of the shares of Common Stock directly owned by Elliott is approximately $77,515,489.

Elliott International Working Capital	The aggregate purchase price of the shares of Common Stock directly owned by Elliott International is approximately $79,814,649.

Item 4.	Purpose of Transaction.

      On November 16, 2015, the Reporting Persons delivered a letter to the Board of Directors of the Issuer (the “Board”) expressing their conviction that the Board’s plan to spin out BDC assets into a new business development company and create a stand-alone, external asset manager (the “Spin-Off Plan”) will put valuable assets at risk, serve to entrench management and significantly limit options for future shareholder value creation. Accordingly, the Reporting Persons intend to vote, and to solicit shareholders to vote, against the Spin-Off Plan at the upcoming Special Meeting of stockholders of the Issuer.

As set forth in the letter, the Reporting Persons believe the Spin-Off Plan is being presented to stockholders after years of value destruction resulting from:

•	Ineffective management driving low valuation;

•	Poor capital deployment;

•	Directors lacking qualifications to oversee management;

•	Compensation that rewards failure; and

•	Excessive overhead.

In the Reporting Persons opinion, the Spin-Off Plan exacerbates these issues by further entrenching an ineffective management team, establishing a sub-scale investment management platform with questionable ability to deliver stockholder returns and permanently squandering the Issuer’s opportunity to fully optimize the Issuer’s existing platform and realize meaningful upside.

Instead, of the Spin-Off Plan, the Reporting Persons believe the Issuer should:

•	withdraw the spin-off proposal;

•	strengthen the Board;

•	review the Issuer's portfolio and capital allocation;

•	cut overhead; and

•	engage in a meaningful strategic review.

The Reporting Persons estimate the Issuer’s share  price could be worth in excess of $23.00. The Reporting Persons have prepared a presentation that explains their views in greater detail and provides supporting data for the statements made in the letter. A copy of the presentation and letter are attached as Exhibit 99.1 and Exhibit 99.2, respectively, hereto and incorporated herein by reference.

Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Persons may endeavor (i) to increase or decrease their respective positions in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions, including through a trading plan created under Rule 10b5-1(c) or otherwise, on such terms and at such times as the Reporting Persons may deem advisable and/or (ii) to enter into transactions that increase or hedge their economic exposure to the Common Stock without affecting their beneficial ownership of shares of Common Stock.

        No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. While the Reporting Persons have not at this time determined to submit nominees for election in connection with the Issuer’s 2016 Annual Meeting of Stockholders, they reserve the right to do so.

                Additionally, although the Reporting Persons had no plans or proposals at the time of their various purchases and (except as disclosed herein), the Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time in the future express their views to and/or meet with management, the Board, or third parties. The Reporting Persons may in the future formulate plans or proposals regarding the Issuer's business, strategies, assets, corporate governance, Board composition, and other matters related to the Issuer. The Reporting Persons may take positions or make proposals with respect to the foregoing, as a means of enhancing shareholder value, and may change their intention with respect to any and all matters referred to in Item 4. Such proposals or positions may include one or more plans that relate to or would result in any of the actions required to be reported herein.

ITEM 5.	Interest in Securities of the Issuer.

(a)           As of the close of business on November 13, 2015, Elliott, Elliott International and EICA collectively have combined economic exposure in the Issuer of approximately 8.4% of the shares of Common Stock outstanding.

The aggregate percentage of Common Stock reported owned by each person named herein is based upon 263,641,799 shares of Common Stock outstanding as of October 30, 2015, which is the total number of shares of Common Stock outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 9, 2015.

As of the close of business on November 13, 2015, Elliott beneficially owned 5,925,500 shares of Common Stock, constituting approximately 2.2% of the shares of Common Stock outstanding.

As of the close of business on November 13, 2015, Elliott International beneficially owned 6,299,500 shares of Common Stock, constituting approximately 2.4% of the shares of Common Stock outstanding. EICA, as the investment manager of Elliott International may be deemed to beneficially own the 6,299,500 shares of Common Stock beneficially owned by Elliott International, constituting approximately 2.4% of the shares of Common Stock outstanding.

Collectively, Elliott, Elliott International and EICA beneficially own 12,225,000 shares of Common Stock, constituting approximately 4.6% of the shares of Common Stock outstanding.

Collectively, Elliott, Elliott International and EICA have economic exposure comparable to approximately 3.7% of the shares of Common Stock outstanding pursuant to Derivative Agreements, as disclosed in Item 6.

(b)           Elliott has the power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock owned directly by it.

Elliott International has the shared power with EICA to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock owned directly by Elliott International. Information regarding each of Elliott International and EICA is set forth in Item 2 of this Schedule 13D and is expressly incorporated by reference herein.

(c)           The transactions effected by the Reporting Persons during the past 60 days are set forth on Schedule 1 attached hereto.

(d)           No person other than Elliott has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott.

No person other than Elliott International and EICA has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Elliott International and EICA.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Elliott, itself and through The Liverpool Limited Partnership, a Bermuda limited partnership and a wholly-owned subsidiary of Elliott (“Liverpool”), and Elliott International have entered into notional principal amount derivative agreements (the “Derivative Agreements”) in the form of cash settled swaps with respect to 1,590,506 and 8,290,394 shares of Common Stock of the Issuer, respectively (representing economic exposure comparable to approximately 0.6% and 3.1% of the shares of Common Stock of the Issuer, respectively). Collectively, the Derivative Agreements held by the Reporting Persons represent economic exposure comparable to an interest in approximately 3.7% of the shares of Common Stock. The Derivative Agreements provide Elliott and Elliott International with economic results that are comparable to the economic results of ownership but do not provide them with the power to vote or direct the voting or dispose of or direct the disposition of the shares that are referenced in the Derivative Agreements (such shares, the “Subject Shares”). The Reporting Persons disclaim beneficial ownership in the Subject Shares. The counterparties to the Derivative Agreements are unaffiliated third party financial institutions.

On November 16, 2015, Elliott, Elliott International and EICA entered into a Joint Filing Agreement (the “Joint Filing Agreement”) in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached as an exhibit hereto and is incorporated herein by reference.

Except as described above in this Item 6, none of the Reporting Persons has any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1 – Investor Presentation.

Exhibit 99.2 – Letter to the Board of Directors of American Capital, Ltd., dated November 16, 2015.

Exhibit 99.3 – Joint Filing Agreement.

Schedule 1 – Transactions of the Reporting Persons Effected During the Past 60 Days

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated:  November 16, 2015

ELLIOTT ASSOCIATES, L.P.
By: Elliott Capital Advisors, L.P., as General Partner
By: Braxton Associates, Inc., as General Partner

By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President

ELLIOTT INTERNATIONAL, L.P.
By: Elliott International Capital Advisors Inc.,
as Attorney-in-Fact

By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

By:	/s/ Elliot Greenberg
Elliot Greenberg,
Vice President

SCHEDULE 1

Transactions of the Reporting Persons Effected During the Past 60 Days

The following transactions were effected by Elliott Associates, L.P. in the Common Stock during the past 60 days:

Date	Security	Amount of Shs. Bought / (Sold)	Approx. price ($) per Share
10/30/15	Common Stock	769,000	12.9547
10/26/15	Common Stock	154,442	12.7493
10/26/15	Common Stock	221,000	12.7498
10/23/15	Common Stock	(207,326)	12.5900
10/19/15	Common Stock	204,000	12.4761
10/19/15	Common Stock	3,326	12.3930
10/16/15	Common Stock	170,000	12.5008
10/15/15	Common Stock	68,000	12.5776
10/09/15	Common Stock	357,000	12.7934
10/09/15	Common Stock	255,000	12.8160
10/08/15	Common Stock	70,788	12.6837
10/08/15	Common Stock	76,396	12.4800

All of the above transactions were effected on the open market.

The following transactions were effected by Elliott Associates, L.P. (through Liverpool) in the Common Stock during the past 60 days:

Date	Security	Amount of Shs. Bought	Approx. price ($) per Share
11/12/15	Common Stock	100,000	14.2901
11/11/15	Common Stock	900,000	14.3313
11/05/15	Common Stock	650,000	13.3669
11/03/15	Common Stock	34,000	12.8593
11/03/15	Common Stock	127,500	12.8995
10/29/15	Common Stock	270,000	12.9660
10/28/15	Common Stock	5,000	12.6768
10/28/15	Common Stock	350,000	12.6651
10/27/15	Common Stock	34,000	12.6500
10/27/15	Common Stock	34,000	12.4000
10/27/15	Common Stock	229,500	12.4819
10/27/15	Common Stock	104,072	12.6794
10/23/15	Common Stock	93,500	12.6900
10/23/15	Common Stock	207,326	12.5900
10/23/15	Common Stock	149,486	12.6864
10/21/15	Common Stock	129,886	12.5000
10/20/15	Common Stock	102,000	12.5362
10/07/15	Common Stock	171,226	12.1948
10/07/15	Common Stock	16,898	12.3698
10/07/15	Common Stock	75,480	12.2800

All of the above transactions were effected on the open market.

The following transactions were effected by Elliott International, L.P. in the Common Stock during the past 60 days:

Date	Security	Amount of Shs. Bought	Approx. price ($) per Share
11/03/15	Common Stock	66,000	12.8593
11/03/15	Common Stock	247,500	12.8995
10/30/15	Common Stock	81,000	12.9547
10/29/15	Common Stock	230,000	12.9660
10/28/15	Common Stock	395,000	12.6768
10/27/15	Common Stock	202,022	12.6794
10/27/15	Common Stock	445,500	12.4819
10/27/15	Common Stock	66,000	12.4000
10/27/15	Common Stock	66,000	12.6500
10/26/15	Common Stock	299,798	12.7493
10/26/15	Common Stock	429,000	12.7498
10/23/15	Common Stock	181,500	12.6900
10/23/15	Common Stock	290,180	12.6864
10/21/15	Common Stock	252,131	12.5000
10/20/15	Common Stock	198,000	12.5362
10/19/15	Common Stock	6,457	12.3930
10/19/15	Common Stock	396,000	12.4761
10/16/15	Common Stock	330,000	12.5008
10/15/15	Common Stock	132,000	12.5776
10/09/15	Common Stock	495,000	12.8160
10/09/15	Common Stock	693,000	12.7934
10/08/15	Common Stock	148,297	12.4800
10/08/15	Common Stock	137,412	12.6837
10/07/15	Common Stock	332,381	12.1948
10/07/15	Common Stock	146,520	12.2800
10/07/15	Common Stock	32,802	12.3698

All of the above transactions were effected on the open market.